SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. )*


                                 MediaBay, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   58446J 10 8
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                                 (CUSIP Number)

                               Brad Shiffman, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
    Name, Address and Telephone Number of Person Authorized to Receive Notice
                               and Communications)

                                 January 4, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13D


-------------------------                                -----------------------
  CUSIP NO. 58446J 10 8                                     Page 2 of 4 Pages
-------------------------                                -----------------------

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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael Herrick
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |X|

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3       SEC USE ONLY


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4       SOURCE OF FUNDS*

          PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                |_|


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6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                 7     SOLE VOTING POWER

  NUMBER OF              998,460 (includes options to acquire an aggregate of
   SHARES                550,000 shares of Common Stock) as of January 11, 2000
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                 ---------------------------------------------------------------
                 8     SHARED VOTING POWER

                         0
                 ---------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                         998,460 (includes options to acquire an aggregate of 550,000 shares of Common Stock) as of January 11, 2000
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          998,460 (includes options to acquire an aggregate of 550,000 shares of Common Stock) as of January 11, 2000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.1%
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14      TYPE OF REPORTING PERSON*

                 IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value ("Common Stock") issued by MediaBay, Inc. (formerly Audio Book Club, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 20 Community Place, Morristown, New Jersey 07960. All share information in this statement gives retroactive effect to a 16,282-for-1 split of the Common Stock effected in October 1997.

Item 2. Identity and Background.

     This statement is filed by Michael Herrick, Co-Chief Executive Officer and a principal shareholder of the Company (the "Reporting Person"). The business address of the Reporting Person is c/o MediaBay, Inc., 20 Community Place, Morristown, New Jersey 07960. The Reporting Person is a United States citizen.

     Mr. Herrick has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     On February 9, 1998, the Company issued to the reporting person pursuant to the Company's 1997 Stock Option Plan (the "1997 Plan"), five-year options to purchase 100,000 shares of Common Stock. On November 5, 1998, the Company issued to the Reporting Person pursuant to the 1997 Plan five-year options to purchase 150,000 shares of Common Stock. On January 4, 2000, the Company issued to the Reporting Person pursuant to the Company's 1999 Stock Incentive Plan (the "1999 Plan") ten-year options to purchase 300,000 shares of Common Stock.

     On January 11, 2000, the M.E. Herrick Irrevocable Trust (the "Herrick Trust") was terminated. Prior to the termination of the Herrick Trust, the Herrick Trust held 488,460 shares of Common Stock, the Reporting Person was the sole beneficiary of the Herrick Trust and Howard Herrick, the Reporting Person's brother and an officer, director and principal shareholder of the Company, was the sole trustee of the Herrick Trust. Upon the termination of the Herrick Trust, the 488,460 shares of Common Stock held by the Trust were distributed to Michael Herrick. In connection with the formation of the Company, between August 1993 and January 1994, the Herrick Trust acquired the 488,460 shares of Common Stock.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Herrick Trust which were subsequently distributed to the Reporting Person was for control and for investment purposes. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D although in his capacity as a director and executive officer of the Company he will be involved in any decisions of the Company to issue additional securities and to continue the Company's strategy which includes pursuing acquisitions of complementary businesses. The Reporting Person may review or reconsider his position with respect to the Company or to formulate plans or proposals with respect to any such matter, but, except as noted above, has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     As of the January 11, 2000, the Reporting Person beneficially owns an aggregate of 998,460 shares of Common Stock, constituting approximately 10.1% of the outstanding Common Stock. The amount includes: (i) 488,460 shares owned of record by the Reporting Person and (ii) 550,000 shares issuable upon plan options granted to the Reporting Person. The percentage used herein is calculated based upon the 9,338,272 shares of Common Stock issued and outstanding at January 11, 2000, as provided by the Company. The Reporting Person has sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Company registered all of the shares issuable under its 1997 Plan and 1999 Plan, including the shares underlying the Reporting Person's options (in accordance with the terms of the options) in a registration statement on Form S-8 which was declared effective by the Securities and Exchange Commission on July 28, 1999.


Item 7. Materials to be filed as Exhibits.

None


                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 17, 2000




                                                  /s/ Michael Herrick
                                                  ------------------------------
                                                  Michael Herrick


                               Page 4 of 4 Pages